

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series N Junior Subordinated Debentures due March 1, 2079 of NextEra Energy Capital Holdings, Inc. under the Exchange Act of 1934.

Sincerely,

Ben Sayre